FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2003


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F    X      Form 40-F
                                       ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No    X
                                    -----        -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto is a copy of an earnings release issued by Nordic American Tanker Shipping Limited (the "Company") issued on October 15, 2003, announcing its Third Quarter dividend payment.

ADDITIONAL INFORMATION

     BP Plc files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                                 Nordic American
                             Tanker Shipping Limited



Nordic American Tanker Shipping Ltd. (NAT) - (AMEX: NAT) (OSE: NAT) announces results for 3rd quarter 2003 .
--------------------------------------------------------------------------------



As of 09/30/03 (three quarters 2003) NAT had an operating profit of $19.9 m as against $5.5 m during the same period last year. The net profit for the first nine months of 2003 was $18.5 m as against $4.2 m in the same period last year. The 3rd quarter 2003 net profit was $1.8 m as against $1.4 m in 2002. The increase in the earnings in the first nine months of 2003 compared to the same period in year 2002 is a result of tanker rates being stronger in 2003.

The results for the 3rd quarter of 2003 enable the Company to pay a 4th quarter 2003 dividend of $0.37 per share. Including the dividend for the 4th quarter of 2003, the total dividend paid in 2003 will be $3.05 per share. The total dividend paid in 2002 and 2001 were $1.35 and $3.87 per share, respectively. The 4th quarter 2003 dividend of $0.37 will be paid on or about November 17th to shareholders of record as of October 29th 2003. The next dividend payment from NAT will be declared in January 2004.

Under the contracts with BP Shipping, NAT achieves rates that correspond to the spot market for modern Suezmax tankers, but not below $ 22,000 per day (T/C equivalent), which is the agreed minimum rate with BP Shipping. The spot market for modern Suezmax tankers in the 3rd quarter of 2003 was sligthly above the agreed minimum rate the NAT vessels have with the charterer BP Shipping. The 3rd quarter 2003 time charter (T/C) equivalent for the NAT vessels was $23,243 per day compared to $38,291 in the 2nd quarter of 2003 and $57,756 in the 1st quarter of 2003.

The existing contracts for the NAT vessels are drawn up in a way that secures income 365 days a year for the vessels and no off-hire. The contracts with BP Shipping commenced on October 1, 1997 and will terminate on 1 October 2004 (see below).

The quarterly $ per day T/C equivalent for the NAT vessels has since 1999 been as follows:

Period             1999          2000          2001          2002          2003
--------------------------------------------------------------------------------
1st Quarter       22,000        26,079        51,607        22,000        57,756
2nd Quarter       22,000        33,701        35,088        22,000        38,291
3rd Quarter       22,000        48,153        28,668        22,000        23,243
4th Quarter       22,000        59,059        22,617        33,868


NAT has 9,706,606 shares in issue.

The results for the 3rd quarter of 2003 and YTD 2003 compared to the same periods last year, are as follows:

INCOME STATEMENT INFORMATION All figures
in USD
                           01.01 - 09.30      01.01 - 09.30          3rd Qtr.           3rd Qtr.
                               2003               2002                2003               2002
--------------------------------------------------------------------------------------------------
 Revenue                    25,502,450         11,056,500          4,070,322           3,726,000
 Ship Broker Commissions      (138,206)          (138,206)           (46,575)            (46,575)
 Management Fee Expense       (187,500)          (187,500)           (62,500)            (62,500)
 Insurance Expense             (75,000)           (63,000)           (25,000)            (21,000)
 Other Expenses               (111,119)           (33,381)           (26,118)            (15,024)
 Depreciation               (5,123,280)        (5,123,280)        (1,707,760)         (1,707,760)
                            -----------        -----------        -----------         -----------
 Net Operating Income       19,867,345          5,511,133          2,202,369           1,873,141
                                19,975             16,836              8,280               5,368
 Financial Income
 Financial Expenses         (1,351,496)        (1,327,121)          (444,447)           (444,773)
                            -----------        -----------        -----------         -----------
 Net Financial Items        (1,331,521)        (1,310,285)          (436,167)           (439,405)
                            -----------        -----------        -----------         -----------
 Net Profit                 18,535,824          4,200,848          1,766,202            1,433,736
                            -----------        -----------        -----------         -----------


 Earnings per Share                1.91               0.43               0.18                0.15
 Cash Flow per Share               2.44               0.96               0.36                0.32


The quarterly dividend paid since the commencement in 1997 has been as follows:

Period        1997     1998      1999       2000      2001      2002       2003
--------------------------------------------------------------------------------
1st Quarter            0.40      0.32       0.34      1.41      0.36       0.63
2nd Quarter            0.41      0.32       0.45      1.19      0.34       1.27
3rd Quarter            0.32      0.35       0.67      0.72      0.33       0.78
4th Quarter   0.30     0.30      0.36       1.10      0.55      0.32       0.37
--------------------------------------------------------------------------------

Total USD     0.30     1.43      1.35       2.56      3.87      1.35       3.05
--------------------------------------------------------------------------------



Balance sheet for Nordic American Tanker Shipping Ltd as of 30 September, 2003 and 31 December, 2002 (Figures in USD)

                                        09/30/03                  12/31/02

Vessels                               129,789,685               134,912,965
Current assets                            370,749                 3,388,811
Cash deposits                             760,505                   277,783
--------------------------------------------------------------------------------

Total assets                          130,920,939               138,579,559
--------------------------------------------------------------------------------

Shareholder's equity                  100,885,047               108,363,097
Long term debt                         30,000,000                30,000,000
Current liabilities                        35,892                   216,462
--------------------------------------------------------------------------------

Total liabilities & equity            130,920,939               138,579,559
--------------------------------------------------------------------------------


As previously announced by the Company, BP Shipping the charterer of the Company's 3 Suezmax tankers, has not delivered notice of exercise of its options to extend the charters. Accordingly, the existing charters will terminate on October 1, 2004, subject to a redelivery window for the vessels of between September 1, 2004 and November 1, 2004.

Under the Company's Bye-Laws, the Company is obligated to call a special meeting of shareholders no later than April 1, 2004, to consider a proposal to sell the vessels and distribute the net proceeds to shareholders or to assess other alternatives. The proposal is to be accompanied by the recommendation of the Company's Board of Directors as to whether it believes that the sale of the vessels is in the Company's best interests, or whether an alternative plan, such as attempting to arrange replacement charters, might be of greater benefit.

In the absence of the renewal by BP Shipping of its option for all 3 vessels, the following alternatives are possible:

     o    The renegotiation by the Company and BP Shipping of the charters.

     o The employment by the Company of the vessels in the spot market as from October 1, 2004.

     o    The long-term charter of the vessels to other end-users than BP
          Shipping.

     o The sale of the vessels and the distribution of the proceeds to the company's shareholders.

     o    Any combination of these alternatives.

In connection with the special shareholders' meeting, the Board is expected to consider whether the alternatives other than the sale of all of the vessels as outlined above, might be of greater benefit to shareholders.

                                October 15, 2003



Contacts:            Gary J. Wolfe
                     Seward & Kissel, New York, USA
                     Tel: (1) 212-574-1223, Fax: (1) 212-480-8421 or

                     Scandic American Shipping Ltd (www.scandicamerican.com) P.O Box 56
                     3201 Sandefjord
                     Norway
                     Tel: +47-33-44 61 40, or +47 901 46 291,
                     e-mail:  nat@scandicamerican.com or

                     Rolf Amundsen
                     Amundsen Partners, Oslo, Norway
                     Tel: + 47 908 26 906

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  October 15, 2003             By:/s/ Herbjorn Hansson
                                        ----------------------------
                                            Herbjorn Hansson
                                            President and
                                            Chief Executive Officer


01318.0002 #435449